[HB Letterhead]

January 21, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo, Joyce Sweeney, Edwin Kim, Patrick Gilmore

Re:	Paycom Software, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted December 9, 2013

CIK No. 0001590955

Ladies and Gentlemen:

On behalf of our client, Paycom Software, Inc. (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated January 3, 2014 (the “Comment Letter”), relating to the Company’s above referenced Confidential Draft Registration Statement on Form S-1, initially confidentially submitted to the Commission on December 9, 2013 (the “Registration Statement”).

We are concurrently confidentially submitting via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are supplementally providing to the Staff by overnight delivery, copies of this letter, a clean copy of the revised Registration Statement, a copy marked to show all changes from the version that was confidentially submitted on December 9, 2013 and a supplemental response letter. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. For the Staff’s convenience, each of the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Registration Statement submitted on December 9, 2013), all page references herein correspond to the pages of the revised Registration Statement.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Securities and Exchange Commission

January 21, 2014

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement to include a price range and the material information now appearing blank in the Registration Statement. The Company also acknowledges that all such information is subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review the disclosures and may have additional comments to such information prior to the effectiveness of the Registration Statement.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that at this time there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”) and there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent such materials are presented to potential investors or used in the future, the Company will supplementally provide copies of such materials to the Staff.

3.	Please move the disclaimers and explanations on pages i and ii to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to move the disclaimers and explanations to follow the “Risk Factors” section. Please see the disclosure on pages 1 and 29 of the revised Registration Statement.

4.	Please provide us supplemental copies of the reports or other source documentation that you reference on page ii from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please clarify whether any of these reports where commissioned on your behalf.

Response: The Company acknowledges the Staff’s comment and is supplementally submitting to the Staff under separate cover, copies of the reports and other source documentation cited in its Registration Statement. These reports include the following reports from the International Data Corporation: (i) Worldwide and U.S. Human Capital Management Applications 2013-2017 Forecast: The Cloud Spurs Continued Growth, dated May 2013; (ii) Worldwide SaaS and Cloud Software 2012-2016 Forecast and 2011 Vendor Shares, dated August 2012; and (iii) U.S. Payroll Outsourcing Services 2013-2017 Forecast and Analysis, dated October 2013. Also included is a

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January 21, 2014

report entitled Human Resources & Benefits Administration in the US, dated May 2013 from IBISWorld. To expedite the Staff’s review, we have clearly marked each report to highlight the applicable portion or section containing the information on which we rely. In addition, the Company confirms that none of the reports were commissioned on its behalf in connection with the Registration Statement.

Graphics

5.	We note that the graphics include information regarding the company’s revenues for periods not presented in the prospectus and a statement that the company has “grown organically at a 41% compounded annual growth rate” since 2008. Please tell us what consideration you have given to including the net income/loss for fiscal years 2008 through 2010 in the graphics and in the sections of the prospectus in which you discuss the growth rate since 2008 to provide a more complete discussion of your financial position during those years.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the information regarding total revenues and net income (loss) for the past five years is presented in Selected Consolidated Financial Data on page 36 of the revised Registration Statement. The Company considered including net income (loss) in the graphic and in the sections of the Registration Statement where the compounded annual growth rate of total revenues is disclosed, but the Company understands that similarly situated Software-as-a-Service (“SaaS”) issuers are primarily valued on the basis of total revenues and therefore total revenues is a more meaningful financial metric than net income (loss).

Prospectus Summary, page 1

6.	We note that the descriptions of the company in the prospectus summary and business section are focused on human capital management software solutions delivered as Software-as-a-Service but you derived 59% and 64% of your total revenue for the nine months ended September 30, 2013 and the year ended December 31, 2012 from payroll processing. Please revise to more prominently disclose that the majority of your revenues are derived from payroll processing.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 2 and 65 of the revised Registration Statement.

7.	Please provide us the basis for your disclosure on page 1 that you are a “leading provider of comprehensive, cloud-based human capital management, or HCM, software solution delivered as Software-as-a-Service, or SaaS.” For example, you should explain if your leadership is based on objective criteria such as market share.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the basis for the disclosure that the Company is a “leading provider of comprehensive, cloud-based human capital management, or HCM, software solution delivered as Software-as-a-Service, or SaaS” is the Company’s direct industry knowledge. The Company advises the Staff that it has

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January 21, 2014

direct industry knowledge regarding competitor offerings that the Company’s executive officers or sales personnel obtained either through (i) publicly-available information, (ii) years of experience in the industry or (iii) most pertinently, analyses of the existing or predecessor software of the Company’s clients and potential clients that the Company conducts as an integral part of its sales and implementation efforts. Based on extensive and up-to-date industry knowledge, the Company believes that the substantial majority of its competitors provide applications for only certain human capital management functions, and many of its competitors are only able to offer a broader array of services through partnering with other third-party providers to provide such services.

For example, as referenced on page 12 of the 424(b) Prospectus (Registration No. 333-193332) filed on January 15, 2014 by Workday, Inc. (“Workday”), Workday states that its strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of its services to customers and that third parties provide a majority of its deployment services, and as referenced on page 6 of the Form 10-K filed on February 28, 2013 by The Ultimate Software Group, Inc. (“Ultimate Software”), Ultimate Software partners with a third party to provide federal, state and local payroll tax filing services to its customers. In addition, as referenced on page 5 of the Form 10-K filed on August 19, 2013 by Automatic Data Processing Inc. (“ADP”), ADP provides talent and performance management solutions through its own offerings as well as through its resale arrangements with third parties.

The Company respectfully submits to the Staff that because the Company provides a comprehensive in-house SaaS solution that manages the entire employment life cycle and not simply discrete human capital management functions it is a “leading provider of comprehensive, cloud-based human capital management software solution delivered as Software-as-a-Service.” The Company respectfully submits that in light of its leading status on these bases, it is unlikely that potential investors could be confused or misled by the statement, and referencing specific data in support of this statement in the Registration Statement would not meaningfully enhance disclosure to investors and would be somewhat unusual as compared to similarly situated issuers.

8.	Please revise page 5 to disclose that you will be deemed a controlled company and that you intend to rely upon the controlled company exemption of your chosen exchange as you note on pages 26 and 77.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 5 of the revised Registration Statement.

Risk Factors, page 11

9.	In the second risk factor on page 20, you disclose your reliance on third-party relationships with financial institutions, technology and content support, manufacturers, and background check processors. Please revise your business section to discuss third-party arrangements to the extent material and advise us whether they involve any agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

January 21, 2014

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not have any third-party arrangements with financial institutions, technology and content support, manufacturers and background check processors that it considers to be material to its business. The Company does not have exclusive agreements with third party vendors, uses multiple third-party vendors to provide the same services (with the exception of a single vendor that provides data to enable background check processing services and a single manufacturer of the time clocks that the Company resells) and believes that the third-party vendors with which it has relationships would not be difficult or cost-prohibitive to replace promptly if and when necessary. While the Company does not believe that these third party relationships are material, it does rely upon these third parties to support its applications and believes there is a risk that such relationships could harm the Company’s brand and impact its ability to grow its business, provide technology and content support and service to its clients.

The Company does not believe that the agreements with these third party vendors are required to be filed under Item 601(b)(10) of Regulation S-K because such agreements were made in the ordinary course of business, the Company does not believe its business is “substantially dependent” on any particular agreement with a third party vendor and, as disclosed above, none of these agreements are material to the Company’s business. For example, less than 1% of the Company’s total revenues came from the resale of time clocks for the nine months ended September 30, 2013. The Company’s relationships with its third-party vendors are of the sort that ordinarily are entered into by human capital management providers and the Company routinely enters into such agreements in the ordinary course of its business. Finally, the services provided by the Company’s vendors are not, for the Company’s purposes, unique and are fungible among other third party vendors.

The Reorganization, page 29

10.	The description of your reorganization on page 29 of Paycom Software, Inc. and affiliated entities appears to be missing material terms. For example, describe the number of shares of common stock of Paycom Software, Inc. your investors will receive for their common units, incentive units, Series A preferred units and Series B preferred units of Paycom Payroll Holdings, LLC. It is unclear whether your investors will receive the same consideration for each unit. Disclose, if true, that your Series C preferred units will be cancelled or exchanged for a $46.2 million note that will be redeemed by offering proceeds. Please make corresponding changes to the notes in the pro forma financial statements. Further, please file your reorganization agreements as exhibits under Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that investors will only receive shares of common stock for cash in connection with the offering under the Registration Statement. The Company has revised the disclosure related to the Reorganization in the Registration Statement since the Company already consummated the Reorganization, as of January 1, 2014. Please see the disclosure on pages 6, 30, 43 and 45 of the revised Registration Statement.

The Company respectfully submits that it either has filed or plans to file all of the material agreements for the Reorganization under Item 601 of Regulation S-K (including the agreements that are currently listed as Exhibits 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to the Registration Statement) and that it does not believe any other agreement related to the Reorganization is material because such agreements do not contain any additional material terms and conditions that are to be performed in whole or in part after the filing of the Registration Statement.

Securities and Exchange Commission

January 21, 2014

Use of Proceeds, page 30

11.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 3-4 and 65-66 you describe your growth plans, but do not indicate if they will be funded using offering proceeds.

Response: The Company plans to use a substantial majority of the net proceeds from this offering for the repayment of indebtedness. The Company has no specific plan for the remainder of the proceeds that are not used to repay indebtedness and intends to use such proceeds for general corporate purposes, including additions to working capital and capital expenditures.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2013, page 38

12.	We note that you appear to be changing from a limited liability company to a C- corporation as part of your reorganization after the offering. Please tell us your consideration for the guidance, by analogy, in SAB Topic 4B by reclassifying the undistributed losses to additional paid in capital as part of your pro forma adjustments.

Response: The Company acknowledges the Staff’s comment and has revised the unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 to take into consideration the reclassification of the undistributed losses to additional paid in capital. Please see the disclosure on pages 39 and 44 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 46

13.	We note that annualized new recurring revenue is an estimate based on the annualized amount of the first full month of revenue attributable to new clients that were added or existing clients that purchased additional applications during the period presented. Please revise to clarify that you do not enter into long-term contracts with your customers.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 47 of the revised Registration Statement.

Securities and Exchange Commission

January 21, 2014

Results of Operations, page 48

14.	On pages 49 and 51, you attribute the growth in revenue for the nine months ended September 30, 2013 and the year ended December 31, 2012 to the addition of clients in mature sales offices, new clients in recently opened sales offices, and sales of additional applications to your existing clients. Please consider quantifying these factors to provide additional context regarding your revenue growth for each period. For example, it is unclear how much revenue was derived from new customers versus existing customers.

Response: The Company acknowledges the Staff’s comment and respectfully submits that while the Company tracks its revenues for each of its clients, the Company does not track those revenues as company-wide measures of revenues attributable to new or existing clients from mature sales offices or recently opened sales offices or the sale of additional applications to its existing clients and is unable to quantify the factors listed to provide additional context regarding its revenue growth. The Company currently believes that any such attempt to quantify such factors would require the Company to create a complex internal set of accounting rules that would involve many subjective judgments as to what types of client revenue should be classified by category, which the Company believes would not provide additional useful information to investors and could potentially be misleading to investors due to the subjectivity of the determinations involved.

Liquidity and Capital Resources, page 53

15.	Please revise to describe the financial covenants or restrictions for your consolidated and construction loan with Kirkpatrick bank. Discuss your non-compliance with one of the financial covenants related to the debt service ratio that you discuss on pages F-18 and F-35 and the waiver that you obtained from the lender.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include a description of the financial covenants and restrictions and waiver thereto in liquidity and capital resources. Please see the disclosure on pages 54 and 55 of the revised Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates Incentive Units, page 58

16.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested incentive units based on the difference between the estimated IPO price and the exercise price of the units outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Company acknowledges the Staff’s comment and agrees that due to the nature of the incentive units, disclosures appropriate to fair value are more applicable than disclosures appropriate to intrinsic value. The Company’s incentive units do not have an exercise price and therefore the intrinsic value would equal fair value. The Company has revised its disclosure to include the fair value of the incentive units at their dates of grant and to state the fact that the

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intrinsic value and the fair value are the same. In a subsequent amendment to the Registration Statement (when the Company has an estimated initial public offering (“IPO”) price), the Company will include a reconciliation and explain the difference between the intrinsic value, or in this case, the fair value of the underlying common unit as of the most recent valuation date and the midpoint of the IPO offering range. The Company refers the Staff to its response to Comment 20 for its revisions to the Registration Statement.

17.	Consider revising your disclosure to include the following disclosures for incentive units granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•	For each grant date, the number of incentive units granted, the exercise price, the fair value of the underlying common units, and the intrinsic value, if any, per incentive unit; and

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure found under the “Incentive Units” section of Critical Accounting Policies and Estimates. The Company refers the Staff to its response to Comment 20 for its revisions to the Registration Statement.

18.	Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

•	Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common unit and instruments granted;

•	Discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions that explain the changes in the fair value of the underlying common unit up to the filing of the registration statement. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common unit as of the most recent valuation date and the midpoint of your IPO offering range.

Response: The Company acknowledges the Staff’s comment and advises the Staff that valuations for grants issued by the Company during or prior to 2013 were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. Grants issued prior to 2013 were valued during June 2013 and grants issued during the nine months ended September 30, 2013 were valued during October 2013.

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January 21, 2014

In response to the Staff’s comment, the Company has revised its disclosure found under the “Incentive Units” section of Critical Accounting Policies and Estimates to provide additional details regarding the significant factors considered, assumptions made and methodologies used in determining the fair value of the grants and the date of the valuation of the grants. The Company refers the Staff to its response to Comment 20 for its revisions to the Registration Statement. In a subsequent amendment to the Registration Statement (when the Company has a price range for the IPO), the Company will include a reconciliation and explain the difference between the fair value of the underlying common unit as of the most recent valuation date and the midpoint of the IPO offering range.

19.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company advises the Staff that the Company and its underwriters have not yet determined the proposed price range for the Company’s IPO. The Company first initiated formal discussions with potential underwriters regarding the contemplated IPO in June 2013 and selected the named underwriters in August 2013. The organizational meeting for the IPO was held in October 2013. The Company will provide the proposed IPO price range to the Staff once it is available.

20.	For any incentive units granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please also revise to disclose the expected impact any unvested 2009 incentive units will have on your financial statements as a result these units vesting upon the effectiveness of your IPO.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure found under the “Incentive Units” section of Critical Accounting Policies and Estimates. Please see the disclosure on pages 60, 61 and 62 of the revised Registration Statement.

Business

Our Clients, page 68

21.	Please revise to provide a more detailed discussion of the size and nature of your customers. You disclose on page 69 that “many” of your clients are small and mid-sized companies, but you do not provide any quantitative disclosure. Further, you indicate on page 62 that companies often outsource administrative services functions, such as payroll and time and labor management, but it is unclear whether your solutions are marketed towards businesses that perform these human capital management functions in-house or whether you also sell your solutions to outsourcing companies such as payroll processors, benefits administrators or human resources recordkeeping entities.

Securities and Exchange Commission

January 21, 2014

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 72 and 73 of the revised Registration Statement.

22.	Please tell us what consideration you have given to disclosing the percentage of revenue derived from your five categories of software. On page 45, you indicate that your payroll and tax applications, which you refer to as payroll processing, comprised of 59% of your total revenues for the nine months ended September 30, 2013, but you do not provide similar disclosure of your other 4 categories of applications.

Response: The Company acknowledges the Staff’s comment. The Company concluded that because (i) all clients are required to utilize the Company’s payroll processing application and (ii) the percentage of total revenues from its payroll and tax management applications, which the Company refers to as payroll processing, represented a disproportionate percentage of the Company’s total revenues, only the percentage of total revenues from payroll processing was meaningful to investors. The percentages of revenue for each of the Company’s other categories of applications are not separately tracked by the Company, the Company does not manage its business across the various categories of its applications, and the Company believes that additional disclosure regarding, or the quantification of its revenues from, the various categories of its applications is not meaningful to investors.

Our Competition, page 69

23.	Please revise your discussion of your competitors to clarify which entities compete with you for primarily payroll processing, in your other material categories of applications, or your entire comprehensive human capital management software suite. We note, for example, some of your competitors are outsourcers of administrative functions like payroll processing, while others are software companies that offer both human capital management software and financial management software.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 12 and 72 of the revised Registration Statement.

Technology, Operations and Security, page 70

24.	Please clarify whether you operate and own your two data center facilities in Texas and Oklahoma or if they operated and/or owned by third-party entities. Please file any data center hosting agreements to the extent material pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. The Company respectfully submits that it owns and operates the data center facility located in Oklahoma, it leases the data center facility in Texas and it does not have any data center hosting agreements. Please see the disclosure on page 77 of the revised Registration Statement.

Securities and Exchange Commission

January 21, 2014

Legal Proceedings, page 72

25.	Please revise to provide a brief description of U.S. Patent No. 8,244,833 that is subject of a patent infringement complaint described on page 73 and explain how the claim relates to your products.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 76 of the revised Registration Statement.

Management

Executive Officers and Directors, page 74

26.	Please revise to identify the “national payroll and human resources company” and “smaller regional payroll company” referenced in Mr. Chad Richison’s management biography on page 74.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 78 of the revised Registration Statement.

27.	On page 76, you state that the Stockholders Agreement provides for three representatives designated by “WCAS X and any of its affiliates” and one representative designated by “WCAS Capital IV and any of its affiliates.” Please revise to describe the differences between these stockholders and their rights under the Stockholders Agreement, as it appears WCAS X and WCAS Capital IV are affiliates of each other. Please clarify whether affiliates or control persons of these stockholders may effectively designate 4 representatives.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 80 of the revised Registration Statement.

28.	Please revise to clarify whether the voting provisions of the Stockholders Agreement apply with the next election of directors after your IPO, or if they apply to your initial board of directors of Paycom Software, Inc. If it is the latter, please revise to identify the directors designated by WCAS X and WCAS Capital IV under the Stockholder Agreement. We note your management biographies references service terms of your directors that predates the incorporation date of Paycom Software, Inc.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. In addition, the Company respectfully submits that any references to the terms “Paycom,” “we,” “us,” “our” and the “Company” in the Registration Statement prior to the Reorganization refer to Holdings and any such references in the biographies that predate the date of the Reorganization refer to service as a director of Holdings. Please see the disclosure on page 80 of the revised Registration Statement.

Securities and Exchange Commission

January 21, 2014

Director Compensation, page 78

29.	Please disclose the compensation of the directors who served in the last completed fiscal year. Please also ensure that you update the executive compensation of the named executive officers to reflect the compensation earned in fiscal year 2013.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 83 through 90 of the revised Registration Statement.

Executive Compensation, page 80

30.	On page F-22, you reference a 2009 Incentive Units Plan and incentive units granted under your April 2012 Corporate Reorganization. To the extent material to your compensation awarded in 2012, please revise to describe the material terms of your 2009 Incentive Units Plan and relevant portions of your April 2012 Corporate Reorganization. Also, please advise us whether documents related to your 2009 Incentive Units Plan or April 2012 Corporate Reorganization are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the terms of the 2009 Incentive Units Plan are not material to the executive compensation awarded in 2012 and 2013 because the Company did not award incentive units under the 2009 Incentive Units Plan to its named executive officers in 2012 and 2013. The Company only awarded management incentive units and “CEO” equity incentive units to its named executive officers in 2012 and 2013, and the material terms of such awards are disclosed on pages 86 and 87 of the revised Registration Statement.

The Company respectfully submits that it does not believe the April 2012 Corporate Reorganization is material to its executive compensation for 2012 and 2013, as the only action taken with regards to executive compensation in the April 2012 Corporate Reorganization was the authorization of the issuance of awards of management incentive units and “CEO” equity incentive units, the material terms of which are disclosed in the Registration Statement. In addition, the Company respectfully submits that it does not believe the 2009 Incentive Units Plan is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because its named executive officers do not currently participate in the plan, the amount of awards to the Company’s executive officers and employees constituted approximately 8.6% of all outstanding incentive units at December 31, 2013, and all outstanding incentive units awards under the 2009 Incentive Units Plan have subsequently been converted into shares of common stock of Paycom Software, Inc. The Company refers the Staff to its response to Comment 33 for its determination for whether the agreements related to the April 2012 Corporate Reorganization are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

31.	On page 85 and in your exhibit index, you indicate that you will adopt a 2013 Long-Term Incentive Plan and employment agreements with your named executive officers in connection or prior to the consummation of the offering. Please revise to provide a materially complete description of the 2013 Long-Term Incentive Plan and each of your employment agreements.

Securities and Exchange Commission

January 21, 2014

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 90 through 96 of the revised Registration Statement.

Certain Relationships and Related Party Transactions, page 86

32.	Throughout this section, you reference “certain of our executive officers and directors” and their affiliates are parties to various related party transactions. Please revise to identify the related parties in each transaction subject to the disclosure requirements of Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on pages 26 and 97 of the revised Registration Statement.

33.	Please either file your agreements related to your April 2012 Corporate Reorganization and Related Party Distribution and Real Property Agreements, or advise us why they are not material under Items 404(a) and 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it has disclosed the material terms of the agreements related to the April 2012 Corporate Reorganization, Related Party Distribution and Real Property Agreements on pages 99 and 100 of the revised Registration Statement.

The Company also does not believe that the agreements related to the April 2012 Corporate Reorganization, Related Party Distribution and Real Property Agreements are required to be filed under Item 601(b)(10) of Regulation S-K because the Company believes that these agreements are immaterial in amount and significance because (i) the agreements are not material to an understanding of the current organizational structure of the Company and (ii) there are no material obligations left to be performed after the filing of the Registration Statement under these agreements. Further, with regards to the Related Party Distribution, the only documentation was for members to make an election for whether to receive a distribution in cash or equity. Finally, with regards to the real property agreements, the Company engaged a third party appraiser to determine the value of the land that was purchased and purchased the land at its appraised value, which entitles to the Company to rely on the exception under Item 601(b)(10)(ii)(A), that allows contracts that involve the purchase or sale of current assets having a determinable market price to not be filed if the assets are purchased at such market price.

34.	Please revise to clarify the consideration that investors of Paycom Payroll LLC received in exchange for their units. The last bullet point in your description of your corporate reorganization on page 88 appears to imply that they received either cash or Series C preferred units of Paycom Payroll Holdings LLC, but page II-2 indicates only WCAS Paycom Holdings, Inc. received Series C preferred units for $46.2 million in cash. This appears inconsistent with your disclosure in your Statement of Members’ Equity for the year ended December 31, 2012.

Securities and Exchange Commission

January 21, 2014

Response: The Company acknowledges the Staff’s comment and respectfully submits that each member that owned Series C Preferred Units of Paycom Payroll Holdings LLC was given the option in the April 2012 Corporate Reorganization to receive either cash or equivalent value of new 14% Series C Preferred Units, as elected by the members, and that WCAS Paycom Holdings, Inc. was the only member that elected to receive Series C Preferred Units in Paycom Payroll Holdings LLC. The Company has revised the Registration Statement to clarify the consideration that was paid by WCAS Paycom Holdings, Inc. in exchange for the receipt of the Series C Preferred Units. Please see the disclosure on page II-2 of the revised Registration Statement.

Principal and Selling Stockholders, page 90

35.	Please remove the disclaimers of beneficial ownership in footnotes (2) and (3) of the table on page 90 if the individuals listed hold investment and/or voting power of the shares held by Welsh, Carson, Anderson & Stow X, L.P., WCAS Capital Partners IV, L.P., and/or Ernest Group, Inc. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 102 of the revised Registration Statement.

36.	When you identify the selling shareholders, please ensure that you provide a materially complete description of the transactions from which the selling shareholders acquired the securities being offered for resale in your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully submits that each of the selling shareholders acquired the securities being offered for resale through the Reorganization. In response to the Staff’s comment, the Company has revised the Registration Statement accordingly. Please see the disclosure on pages 30 and 101 of the revised Registration Statement.

Description of Capital Stock, page 92

37.	Please remove the disclaimer on page 92 that your description of your capital stock is “qualified in its entirety by reference” to your governing documents.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the disclosure on page 103 of the revised Registration Statement.

Securities and Exchange Commission

January 21, 2014

Paycom Payroll Holdings, LLC and Subsidiaries Consolidated Annual Financial Statements

Consolidated Balance Sheets, page F-6

38.	We note your classification of Series C Preferred Units as member’s equity. We also note your disclosure on page F-22 that your Series C Preferred Units are redeemable upon deemed liquidation and that the holders of have the ability to cause such a liquidation event. Please tell us how you determined that the Series C Preferred Units should be included in member’s equity considering this redemption feature and your consideration for presenting the redemption amount on the face of the balance sheet. Refer to Rule 5-02.27 of Regulation S-X, SAB Topic 3C.

Response: The Company acknowledges the Staff`s comment and respectfully submits that it has considered Rule 5-02.27 of Regulation S-X, SAB Topic 3C (or ASC 480-10-S99) and determined that Series C Preferred Units are properly classified as equity under generally accepted accounting principles in the United States (“US GAAP”). Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities From Equity (“ASC 480”), requires that financial instruments that are issued in the form of shares and are mandatorily redeemable on a specified or determinable date or upon an event certain to occur be classified as liabilities. One exception is if the instrument is required to be redeemed only upon liquidation or termination of the reporting entity.

There is only one contingent redemption trigger that could require the Company to redeem the Series C Preferred Units upon occurrence of certain events. Provided that a qualified public offering has not been consummated, the majority of Series C Preferred Unit holders have the right to force a sale of the company. Absent an election made by the majority holders to force a company sale, the Series C Preferred Units are perpetual instruments that do not have a maturity date and are not certain to be redeemed. Therefore, we respectfully submit that the Series C Preferred Units are not mandatorily redeemable instruments and; therefore, do not meet the requirements for liability classification under US GAAP.

The Company also considered ASC 480-10-S99 which indicated that instruments not otherwise required to be classified as liabilities pursuant to ASC 480, and for which redemption could be required upon the occurrence of certain contingent events not solely within the control of the company or at the option of the holder, may be required to be presented as temporary equity. Any possibility that a triggering event not solely within the control of the Company that could force a redemption for cash or other assets, regardless of the possibility that the event will occur, generally requires the preferred stock to be classified outside of permanent equity. However, ASC 480-10-S99-3A indicates deemed liquidation events, such as failure to have a public offering, that require one or more particular class or type of equity security to be redeemed should result in those securities being classified outside of permanent equity unless all of the holders of equally or more subordinated equity instruments of the entity would be entitled to receive the same form of consideration upon the occurrence of the event.

All equity holders are entitled to the same form of consideration in the event of a company sale, including a company sale that is forced by the majority holders of the Series C Preferred Units. Therefore, the ability of the majority holders of the Series C Preferred Units to force a company

Securities and Exchange Commission

January 21, 2014

sale is consistent with the deemed liquidation exception as outlined under ASC 480-10-S99-3A and the Company respectfully submits that the Series C Preferred Units are not required to be classified as temporary equity under US GAAP. Upon the Company’s completion of an initial public offering, the Series C Preferred Unitholders’ ability to cause a liquidation event would be eliminated.

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-10

39.	In light of the differences in services provided related to payroll and tax processing compared to your other HCM applications, please tell us what consideration was given to separately quantifying the related revenues. Refer to ASC 280-10-50-40.

Response: The Company acknowledges the Staff`s comment and respectfully submits that it has considered ASC 280-10-50-40, Information About Products and Services (“ASC 280”) which requires a public entity to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

While the Company offers different applications, all clients are required to participate in the Company’s payroll processing application prior to expanding into the Company’s other applications. Such arrangement supports the fact that the applications being offered by the Company are not necessarily standalone services, but are add-on services to the core payroll services provided by the Company. The Company generally does not offer its clients any scenario by which the client could access any of the Company’s other applications without already participating in the Company’s payroll processing application. In the event that an existing client terminates their participation in the Company’s payroll processing application, the client’s access to any other applications is also terminated.

The Company respectfully submits that revenue generated from each of the applications is not separately tracked and therefore is impractical to provide.

Revenue Recognition, page F-13

40.	While you describe the different sources of recurring revenues, you do not describe how your revenue recognition policies are applied to these revenues. On page 57 you disclose that recurring revenues are recognized at time of billing. Please revise to disclose the time of billing and how it relates to the performance of services and your determination that collection is reasonably assured for each type of recurring revenues. Refer to ASC 235-10-50-3 and SAB Topic 13.B.

Response: The Company acknowledges the Staff`s comment and has revised the recurring revenue disclosure under Note 2 of the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. Please see the disclosure on page F-13 of the revised Registration Statement.

Securities and Exchange Commission

January 21, 2014

41.	We also note from your disclosure that you appear to enter into multiple-element arrangements. Please revise to include the disclosures required under ASC 605-25-50.

Response: The Company acknowledges the Staff`s comment and has revised the implementation revenue disclosure under Note 2 of the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. Please see the disclosure on pages F-13 and F-14 of the revised Registration Statement.

Note 9. Member ’s Equity and Incentive Compensation, page F-21

42.	We note your disclosure of the different series of preferred units issued. Please clarify and disclose the liquidation preferences, if any, related to each series of preferred units. Refer to ASC 505-10-50-4.

Response: The Company acknowledges the Staff`s comment and has revised Note 9 to the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. The Company refers the Staff to its response to Comment 43 for its revisions to the Registration Statement.

43.	We also note that the Series C Preferred Units are entitled to a preferred yield of 14%. Please revise to clarify whether the preferred yield is cumulative and disclose the aggregate amount in arrears, if any. Please also revise to disclose the aggregate amount subject to redemption related to the Series C Preferred Units. Refer to ASC 505-10-50-5.

Response: The Company acknowledges the Staff`s comment and has revised Note 9 to the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. Please see the disclosure on page F-22 and F-40 of the revised Registration Statement.

Paycom Payroll Holdings, LLC and Subsidiaries Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies, page F-41

44.	We note your disclosure on page 73 regarding the patent infringement complaint filed against the company in July 2013. Please tell us what consideration was given to disclosing this pending legal matter in your financial statement footnote. Refer to ASC 450-20-50-3.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it evaluated its pending legal matter in accordance with the requirements of ASC 450-20-50-3, Unrecognized Contingencies (“ASC 450”). Under ASC 450, the Company is required to disclose a contingency if there is a reasonable possibility that a loss or additional loss may have been incurred and either (i) an accrual for a loss contingency has not been made or (ii) an exposure exists in excess of the amount accrued.

After discussions with the Company’s external legal counsel, the Company considered various factors relating to its pending legal matter and determined that due to the uncertainties inherent in the litigation, it is too preliminary to make an estimate of the potential amount of the contingency. As such, the Company believes that it could not estimate the potential amount of the contingency, and therefore an estimate of the loss or range was not required. Accordingly, the Company determined that it believes the disclosure regarding the pending legal matter meets the requirements set forth under ASC 450.

Securities and Exchange Commission

January 21, 2014

Please direct any questions or comments concerning this response or the revised Registration Statement to the undersigned at (214) 651-5645.

Sincerely,

/s/ Gregory R. Samuel
Gregory R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5645
Fax: (214) 200-0577

cc:	Chad Richison, Paycom Software, Inc.

Craig Boelte, Paycom Software, Inc.

Ryan R. Cox, Haynes and Boone, LLP

Michael E. Dill, Haynes and Boone, LLP

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

Christian O. Nagler, Kirkland & Ellis LLP